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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                      PURSUANT TO SECTION 12(b) OR (g) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                              LINDBERG CORPORATION

             (Exact name of registrant as specified in its charter)

           Delaware                                   36-1391480
    (State of Incorporation)           (I.R.S. Employer Identification No.)


           6133 North River Road, Suite 700, Rosemont, Illinois 60018 (Address of principal executive offices including zip code)

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box. [   ]

     Securities to be registered pursuant to Section 12(b) of the Act:



Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered
       None                                                  None

     Securities to be registered pursuant to Section 12(g) of the Act: Rights to Purchase Common Shares

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On November 21, 1996, the Board of Directors of Lindberg Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $2.50 per share, of the Company (the "Common Stock"). The dividend is payable on December 13, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $40.00 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 21, 1996, as may be amended from time to time (the "Rights




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Agreement"), between the Company and Harris Trust and Savings Bank, as Rights
Agent (the "Rights Agent"). Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a Summary of Rights which is an exhibit to the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 21, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions,

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consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right either (i) upon payment of an amount equal to the Purchase Price multiplied by the number of shares of Common Stock for which a Right was exercisable immediately prior to such event, that number of shares of Common Stock having a market value equal to two times such adjusted Purchase Price, or (ii) upon payment of the then par value (at present $2.50) of a share of Common Stock per share of Common Stock, a pro rata portion of the number of shares of Common Stock available to be purchased from the Company, in the event that the number of such available shares is less than the aggregate number of shares of Common Stock that would be purchasable pursuant to the foregoing clause (i) upon exercise of all exercisable Rights then outstanding.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of a Right and payment of the Purchase Price adjusted as described in clause (i) of the preceding paragraph, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the adjusted Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier to occur of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void) for shares of Common Stock at an exchange ratio equal to one share of Common Stock per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof an adjustment in cash will be made based on the current market price of the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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     For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the time an Acquiring Person becomes such, redeem all but not less than all the then outstanding Rights at the Redemption Price.

     As of November 30, 1996, there were 4,778,791 shares of Common Stock outstanding, 894,606 shares of Common Stock in the Company's treasury and 390,575 shares reserved for issuance upon the exercise of stock options. The Company intends that at all times following the Record Date, so long as any Rights are outstanding, there be reserved for issuance pursuant to the Rights Agreement that number of shares of Common Stock (i.e., one share for each Right prior to there becoming an Acquiring Person) sufficient to permit the exercise of all outstanding Rights (without giving effect to certain adjustments permitted under the Rights Agreement).

     A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS

     1. Rights Agreement dated as of November 21, 1996, between Lindberg Corporation and Harris Trust and Savings Bank, as Rights Agent, which includes as exhibits, the form of Rights Certificate and the Summary of Rights to Purchase Shares of Common Stock of Lindberg Corporation.


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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                       LINDBERG CORPORATION



                                       /s/STEPHEN S. PENLEY
                                       -------------------------
                                       By: Stephen S. Penley
                                       Senior Vice President
Date:    December 6, 1996



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